September 10, 2019

S. Asher Gaffney
Secretary and Counsel
BRT Apartments Corp.
60 Cutter Mill Road
Great Neck, New York 11021

       Re: BRT Apartments Corp.
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233555

Dear Mr. Gaffney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Jeffrey Baumel